UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2008

Commission File Number:  001-13944

NORDIC AMERICAN TANKER SHIPPING LIMITED
(Translation of registrant’s name into English)

LOM Building, 27 Reid Street, Hamilton, HM 11, Bermuda
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes [_]   No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-______________.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 1 is a letter to shareholders from Herbjørn Hansson, Chairman and CEO of Nordic American Tanker Shipping Limited, issued on October 13, 2008.

Exhibit 1

Nordic American Tanker Shipping Ltd. (NAT)-(NYSE:NAT) Letter to Shareholders from the Chairman and CEO

Hamilton, Bermuda, October 13th 2008

Dear Shareholder,

In today’s volatile situation in the international financial markets many shareholders are contacting us to learn more about the situation of the company. Therefore, I write this letter.  In short, the company is in a very good position.

In my letter to you of September 10th we gave you the dividend record so far in 2008: For the 1st quarter the dividend paid was $1.18 and the 2nd quarter gave $1.60 in dividend per share. We indicated that the dividend for the 3rd quarter is expected to be in the order of $1.50 per share. We are upholding this view; the 3rd quarter was very good for NAT.

The earnings and dividend report for the 3rd quarter is expected to be announced November 7th before opening of the New York Stock Exchange. The record date for the 3rd quarter dividend is November 20th - i.e. this is the date when shareholders must have the shares on record in order to qualify for the 3rd quarter dividend. The shares are expected to trade ex dividend November 18th. The 3rd quarter dividend is expected to be paid on or about December 2nd.

It is essential to note that the company has no debt. Having one of the strongest balance sheets in the tanker industry, the financial position of the company is further bolstered by the fact that the company has an unused available credit facility of $500 million. The term of the credit facility was extended earlier this year from September 2010 to September 2013. There is no repayment obligation during the term of the facility. Therefore, we have a platform which provides us with a basis for further growth and continued dividend payments.

We estimate that our average cash breakeven for our trading fleet is below $9,000 per day per vessel. When the freight market is above this level, the Company can be expected to pay a dividend. The breakeven rate is the amount of average daily revenues for our vessels which would cover our vessel operating expenses, voyage expenses, if any, cash general and administrative expenses, interest expense and other financial charges.

The average spot market rate for modern suezmax tankers, according to the Imarex Tanker Index (Imarex), was $62,381 per day during the 3rd quarter 2008. The Imarex index is an indication of the level of the spot tanker market.

We would like to inform you that 4th quarter has started on a positive note.  The Imarex index shows an average of $55,089 per day for the first 10 days of October. Two recent fixtures – both concluded in October – are examples: One of our ships obtained a contract for a period of about 55 days for a round voyage that is expected to produce more than $80,000 per day.  Expected discharge is on the US West Coast in mid December.  Another ship was fixed for loading in West Africa with discharge in Canada. This round voyage is expected to produce about $47,000 over 33 days.   As a matter of policy, we never predict the short term tanker market rates – our policy in this regard also applies to the 4th quarter of 2008.

The company has paid dividend for 44 consecutive quarters since the autumn of 1997 when the first three vessels in our fleet were delivered. We wish to continue our simple, predictable and transparent operating model with a full pay-out dividend policy.

We thank you for your continued interest in Nordic American which is a very strong company. NAT is able to reap benefits in a positive freight market and to withstand any pressure in a more weak environment.

Sincerely,
Herbjørn Hansson
Chairman & Chief Executive Officer

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Matters discussed in this press release may constitute forward-looking statements.  The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business.  Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “believe,” “anticipate,” “intend,” “estimate,” “forecast,” “project,” “plan,” “potential,” “will,” “may,” “should,” “expect,” “pending” and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties.  Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.  We undertake no obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise.

Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand in the tanker market, as a result of changes in OPEC's petroleum production levels and world wide oil consumption and storage, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other important factors described from time to time in the reports filed by the Company with the Securities and Exchange Commission, including the prospectus and related prospectus supplement, our Annual Report on Form 20-F, and our reports on Form 6-K.

Contacts:

Scandic American Shipping Ltd
Manager for:
Nordic American Tanker Shipping Limited
P.O Box 56, 3201 Sandefjord, Norway
Tel: + 47 33 42 73 00 E-mail:  nat@scandicamerican.com

Rolf Amundsen, Investor Relations
Nordic American Tanker Shipping Limited
Tel: +1 800 601 9079 or + 47 908 26 906

Gary J. Wolfe
Seward & Kissel LLP, New York, USA
Tel: +1 212 574 1223

Turid M. Sørensen, CFO
Nordic American Tanker Shipping Limited
Tel:  + 47 33 42 73 00 or + 47 905 72 927

Herbjørn Hansson, Chairman and Chief Executive Officer
Nordic American Tanker Shipping Limited
Tel:  +1 866 805 9504 or + 47 901 46 291

 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NORDIC AMERICAN TANKER SHIPPING LIMITED
(registrant)

Dated:  October 14, 2008                                        By:    /s/ Herbjørn Hansson
                                          Herbjørn Hansson
 Chairman, Chief Executive Officer and President